

October 9, 2013

Via E-mail
Roy C. Smith
President
Fuels, Inc.
P.O. Box 917
Casper, Wyoming, 82602

> **Re: Fuels, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 13, 2013**
> **File No. 333-191164**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. On page 3, you state that you qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, and that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of various exemptions are available to you as a Smaller Reporting Company such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please revise the prospectus to address the following:

   • Your glossary at page 4 includes terms that are not referenced elsewhere in the filing;

   • Delete or revise to clarify the reference at page 21 to "completion of registration statement" in the 3rd quarter 2013, as compared to "closure of registration statement" in the 4th quarter 2013;

   • Clarify that you intend to apply for quotation on the OTC Bulletin Board after effectiveness of the registration statement, instead of immediately after filing, at page 22;

   • Delete the reference on page 24 to the safe harbor for forward-looking statements, as this is not available for initial public offerings. Refer to Section 27A of the Securities Act.

Use of Proceeds, page 12

4. You state that "The monies we have raised thus far from selling stock to our current Shareholders is anticipated to be sufficient to pay all expenses of this registration statement, which is estimated to be $30,000." Please provide further support for this statement, given that your balance sheet indicates that you have $0 in cash and current assets as of June 30, 2013.

Selling Security Holders, page 13

5. For each selling shareholder, please indicate the nature of any position, office, or other material relationship which the selling shareholder has had within the past three years with the registrant or any of its predecessors or affiliates. For example, we note that you identify several individual selling shareholders who share the last name as Robert Fowler, your majority shareholder. See Item 507 of Regulation S-K.

Company Overview, page 16

6. You state that "The viability of the proposed business effort is dependent upon sufficient funds being realized from this offering, of which there is no assurance." Similarly, you state on page 25 that "For short term needs we will be dependent on receipt, if any, of offering proceeds." Please revise to clarify these statements, as this is an offering on behalf of selling shareholders from which you will not receive any proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Plan of Operations, page 24

7. We note your disclosure that you have zero current assets as of June 30, 2013 and you currently have no committed source for any funds. Given your current liquidity situation, please revise your "Milestones" timeline to quantify the amount of capital necessary to meet each milestone and how you intend to raise such capital.

Directors and Executive Officers, page 27

8. Please revise the biographical sketches to provide a complete five year discussion for each officer and director without gaps or ambiguities in time. Also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director in light of your business. See Item 401(e) of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

9. Please obtain and file a revised report from your independent accountant that provides assurance on each of the periods for which financial statements are presented in your filing (i.e., for the fiscal years ended December 31, 2012 and 2011). Refer to Rule 2-02(a)(4) of Regulation S-X.

Notes to the Financial Statements

Note 3. Stockholders' Equity, page F-9

10. The number of shares of common stock issued and outstanding as of December 31, 2012 stated in the disclosure on page F-9 appears to differ from what is presented as part of the balance sheet on page F-3 and the statement of stockholder's equity on page F-6 of your filing. Please revise as necessary.

Undertakings

11. Please revise to delete the undertakings associated with an offering under Rule 430A, and include the undertakings associated with an offering under Rule 430C. See Item 512 of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Michael A. Littman